     Filed by Centex Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Centex Corporation

Commission File No. for Registration Statement
on Form S-4: 001-06776

Centex Corporation Q4 2009 Earnings Conference Call — Final Transcript

May 6, 2009

CORPORATE PARTICIPANTS

Tim Eller
Centex Corporation - Chairman, CEO

Cathy Smith
Centex Corporation – CFO

Matt Moyer
Centex Corporation - VP of IR

CONFERENCE CALL PARTICIPANTS

Ivy Zelman
Zelman & Associates – Analyst

David Goldberg
UBS – Analyst

Nishu Sood
Deutsche Bank – Analyst

Dan Oppenheim
Credit Suisse – Analyst

Ken Zener
MacQuarie Capital – Analyst

Ray Huang
JPMorgan – Analyst

Megan McGrath
Barclays Capital – Analyst

Jay McCanless
FTN Equity Capital Markets – Analyst

Alex Barron
Agency Trading Group – Analyst

Eric Landry
Morningstar – Analyst

Unidentified Participant
Fox-Pitt Kelton – Analyst

PRESENTATION

Operator

Good morning, and welcome to the Centex Corporation fiscal year 2009 fourth quarter earnings conference call with senior management. Today's call will be recorded and transcribed. Today's call will also simultaneously webcast at ir.centex.com. A copy of today's presentation is now available on the website.

As usual, participants must download and advance their own slides during today's conference. Continuing on slide 2.

Centex wishes to emphasize to everyone listening on the call and via Internet that certain statements made during the course of this call are forward-looking. These statements are not guarantee of future performance and are subject to significant risks and uncertainties that could cause actual results to differ materially from those discussed during the call.

For further information regarding these risks and uncertainties and other information, please refer to the forward-looking statements disclosure and the other information discussion on slide 3 in the presentation and to Centex's reports on Forms 10-K and 10-Q filed with the SEC. All participants will be in a listen-only mode.

There will be a question-and-answer session after management's remarks. (Operator Instructions) In the interest of time we will limit each person to one question and one follow-up question.

If you have additional questions following today's call, please contact Matt Moyer, Vice President of Investor Relations at 214-981-5000. I will now turn the call over to Tim Eller, Chairman and CEO. Please go ahead, sir.

Tim Eller - Centex Corporation - Chairman, CEO

Thank you, Laurie, and good morning, everyone. Thanks for joining us for our fiscal year 2009 fourth quarter conference call. With me today is Cathy Smith, our Chief Financial Officer; Mark Kemp, our Chief Accounting Officer; and Matt Moyer, head of Investor Relations.

I'll start our call today on slide 4 with some commentary on market trends and our performance during the fourth quarter as well as for the full year. Next Cathy will discuss details about our financial performance for the quarter and for the year. I'll also offer some closing comments about our merger integration planning with Pulte and then we'll address your questions about our operating results.

In the fourth quarter, and for the full year, we've consistently kept our focus on the fundamentals, selling homes, generating cash and restoring profitability. We've seen a steady monthly sales pace of two homes per active neighborhood throughout the quarter and a consistent pace of closings in each quarter through the year.

Similarly, we sustained a stable healthy backlog of nearly 4,200 homes which is among the industry's strongest backlog positions in terms of volume coupled with cancellation rates that continues to decline. Margin and pricing pressures continued in most markets and our homebuilding gross margins weakened sequentially from December but improved by 200 basis points year-over-year.

The loss from continuing operations narrowed by more than half to $406 million. The quarter's loss was substantially driven by land-related impairments and charges which were the result of continued deterioration in pricing and outlook in certain major markets. I'm pleased to have generated steady, positive cash flow from home building operations for seven straight quarters now.

At fiscal year end, Centex held more than $1.77 billion in cash and equivalents, up from $638 million a year ago. We are effectively managing inventory levels neighborhood by neighborhood to stay closely aligned with the dynamic local market demands.

We kept our sights trained on the objective of restoring the organization to profitability by making continued progress in reducing cost for construction and overhead in the quarter excluding one-time items. We are well positioned to take advantage of attractively priced lots and land and we are seeing increasing opportunities to do so. We are also moving urgently and purposely to accomplish our proposed merger with Pulte which was announced in April.

Our integration planning efforts are on track and running smoothly and I'll discuss that progress further just before we begin the question-and-answer segment of our call today. Turning to slide 5. After remaining firmly on the sidelines in the December quarter, home buyers cautiously returned in January spurred to some extent by historically low interest rates.

And they have continued to do so through the last month. For the first time in a decade we sold more homes in April than March which is typically our best month. Housing markets are more affordable today than ever before. Interest rates for a 30-year fixed conventional loan hover near 5%, levels not seen in 50 years.

First time buyers can qualify for an $8,000 tax credit from the federal government and a number of states are also offering credits. Buyers in this large segment are finding a once in a lifetime opportunity to stretch the purchasing power of their down payments.

But the combined appeal of these factors is bemuted by rising unemployment, accelerating mortgage distress and rising foreclosures that have contributed to already high existing home inventories. These issues continue to dominate national headlines and pressure prices and margins. Even so, I'm encouraged that we have seen steady traffic levels and sales recovering modestly from the lows we experienced last quarter.

New single-family housing starts are approaching record low levels while the month supply of new home inventories are still near historic highs. We are managing unsold inventory tightly at 2.6 houses per neighborhood. In our model, we are able to effectively balance our sold backlog with planned unsold inventory. To-be built homes represented about half of our gross sales for the quarter.

Turning to slide 6. We believe our land positions represent a strategic benefit at this stage of the cycle. Nearly half of our lot position in active neighborhoods is fully developed which allows for minimal land spending and a potential for more cash flow generation.

Centex is well positioned in relative healthy housing markets like Texas and the Carolinas, and we have a significant market share among first time buyers, the largest customer segment in the marketplace. Strength in these markets and segments will allow us to capture returns faster as we emerge from the trough of this cycle.

With that, I will turn it over to Cathy to take us through some of the specifics for the quarter.

Cathy Smith - Centex Corporation - CFO

Good morning. Our fourth quarter results have a little something for everyone. We saw a nice seasonal pickup in sales activity, but pricing pressures and impairments continued. We improved our gross margin year-over-year, but saw another sequential decrease.

We made big strides in reducing our overhead dollars, but saw SG&A as a percent of revenues increase. In sum, we made good progress on our stated goals. We sold homes, we generated cash and we worked toward restoring profitability in the midst of a housing market that remains fairly challenged.

I'm on slide 7. Our home building operations were cash flow positive for the seventh straight quarter. The continued cash generation is a result of our focus on the strongest market segment, the first-time home buyer.

Also contributing to the positive cash results is our ability to utilize our fully developed lots as we continue to sell homes. Having approximately half of our active lots finished allows for reduced land development expense. These strategic choices are a benefit at this point of the cycle. As I mentioned, our housing gross margin improved year-over-year by 200 basis points to 9.9%, but declined sequentially by 360 basis points.

Higher discounts and incentives contributed to the sequential gross margin decline. We saw an increase in discounts and incentives from 7.3% last quarter to 9.8% this quarter. The housing market continues to be pressured by rising foreclosures and unemployment. Additionally, we reduced our inventory homes by nearly 250 or 15% from the December quarter. Inventory homes have weaker margins than to-be built homes.

That said, we were able to reduce our direct construction cost as a percentage of revenues year-over-year for the first time since the peak of the cycle. This quarter, we recorded $352 million in impairments and land-related charges including $288 million in land impairments, $9 million in option walk away costs, and $55 million of JV impairments. These charges were, again, concentrated in those areas with high foreclosures and continued price declines.

We had approximately $50 million each in Florida and California and $95 million in our remaining resort properties. The balance of the impairments was spread primarily among other coastal markets. While this number is by any description big, it is down sequentially and reflects our consistent, methodical approach to land valuation that we viewed every quarter since this downturn began.

We also continue to narrow the profitability gap. Homebuilding SG&A and corporate G&A were down year-over-year even before excluding $38 million total Company-wide severance and lease abandonment charges. Homebuilding SG&A was down nearly 50% to $132 million. Corporate G&A was down about a million dollars, but was down much more if you exclude the $8 million of severance recorded in the quarter.

Year-over-year we have reduced our total headcount 61% to less than 2,500 employees. Efficiencies in our processes are clearly evident as we have reduced our field and corporate headcounts while improving productivities.

Slide 8 provides the details around the homebuilding operations for the fourth quarter. We closed 3,293 homes in the quarter, 54% fewer than last year. The average price of homes closed in the quarter declined 11% to $238,000. Total homebuilding revenues were down 65% to $791 million. Sales and units were down 58% year-over-year to 2,843 homes.

On a per-neighborhood basis, sales were down 45% as average neighborhood declined 22% to 485. Sales were steady in the quarter month-to-month and have been stronger in April. Our cancellation rate was 26% in the quarter, down considerably from the 55% cancellation rate we experienced last quarter.

Following the weaker sales pace, our backlog fell by 46% year-over-year to 4,178 units, valued at just under a billion dollars. Our backlog remains one of the strongest backlog positions in the industry. Our owned land position at fiscal year end was 57,289 lots. We also own options on 7,045 lots. Our combined owned and controlled lots are down 27% versus last year.

Our inventory of 20,000 plus fully developed lots has been a big factor in our ability to minimize land expenses and generate positive cash flow in each of the past two fiscal years. Let me take a few minutes to review the regional results.

Slide 9 details sales and closings by region. In our East region sales were down 57%. The Coastal Carolinas and DC-Metro continue to be relatively better than the rest of the region. In the Central region, our Texas divisions were the better performers and in the West region sales were down 70%.

As we all know, inland California, Phoenix and Nevada continue to be among the nation's most challenged markets. Similar to sales, year-over-year closings were down across the board reflecting the challenging market environment and the reductions in active neighborhoods.

Moving to slide 10. The current conditions in the housing market highlight even more the strength of our strategic choices as they are yielding the expected positive results. Our business model emphasizes selling to a backlog and then building to a cadence.

However, we can be flexible and as witnessed by our 71% backlog conversion, we have managed a conservative level of inventory homes to meet the needs of those buyers that desire a home quickly. In the quarter, we reduced our direct construction costs by 11% per unit year-over-year. Our operators and trade partners are working hard to take advantage of the efficiencies gained in our production cadence model. As volumes return these efficiencies should become even more meaningful.

We are seeing more opportunities to acquire land and lots on a cash-light basis. These lots are targeted to serve the first-time home buyer and have good implied margins. As these new lots become a bigger mix of the business, we would expect margins to improve. For the fiscal year just ended we spent approximately $300 million on land acquisition and development with the majority being on the latter.

We are currently projecting to spend even less in fiscal year 2010. Our obligatory land spend is roughly $200 million if we don't buy any additional land. We ended the quarter with cash and cash equivalents including restricted cash of $1.77 billion. This represents our intense focus on generating positive operating cash flow in each and every neighborhood and our low cash needs for land acquisition and development expenditures.

I'll now turn the call back to Tim for his concluding remarks.

Tim Eller - Centex Corporation - Chairman, CEO

Thanks, Cathy, and I'll conclude on slide 11. Our fundamental themes have remained consistent throughout this business cycle. We stayed focus on selling homes, generating cash and restoring profitability.

We experienced a steady sales pace in the fourth quarter and maintained a consistent, healthy backlog albeit with continued pricing and margin pressures. Our cash position has improved. We've made good progress driving overhead and direct construction costs down and we are beginning to make opportunistic purchases of lower cost lots and land.

Housing market conditions remain turbulent with signs of optimism tempered by ongoing challenges. Nationwide we see the highest levels of affordability and lowest mortgage rates in decades. New home inventories and new home construction are in record low territory, yet inventories for existing homes remain high as foreclosures mount.

In these conditions, we believe continuing to focus on consistent execution of our strategy is the right approach. Our Company has reached this point well positioned in several areas of relative strength. Our strong land positions will afford the best opportunities to generate cash and growth when conditions eventually improve.

We are already beginning to acquire lots and land. These will result in faster asset turns and higher cash flows. We are focused on our largest customer segments, the first-time and first-move-up buyers. Liquidity and low rates in the conventional mortgage markets are drawing a slow but steady stream of buyers from the sidelines into our neighborhoods.

Regarding our proposed merger with Pulte. We only have a limited amount of information to share at this time because so many decisions remain in progress, but since the announcement in April, we've been working diligently to assemble the transition teams and plan the integration. We are moving forward quickly and I'm pleased to report that the planning is rigorously underway.

We believe the combination with Pulte will establish the industry's leading homebuilder by a number of important measures. Most importantly, we believe the proposed merger will allow Centex shareholders to participate in the upside potential of a stronger, better-positioned combined Company that will be able to immediately benefit from significant synergy opportunities.

And now, Laurie, let's address questions regarding our operating results.

QUESTIONS AND ANSWERS

Operator

At this time, we will begin taking questions. (Operator Instructions) Our first question comes from Ivy Zelman, Zelman & Associates.

Ivy Zelman - Zelman & Associates - Analyst

Thank you. Good morning, everyone. Tim, you spoke about the improvement in sales activity which is, obviously, nice to report. One of the concerns that I think we all have to realize is at some point the government is not going to continue to provide the tax incentives with, whether it would be fiscal and/or state wide like in California, and it looks as California might be on pace for that absorption of that $100 million to possibly be sometime in the summer in July maybe even sooner.

So the real issue, I think, that we ponder is what happens when there's no longer that incentive and are you operating your business assuming that that pace of sales activity in California continues where that clearly is a star performer on a relative basis.

And then my second question relates to the buyers. We are hearing coffee table chatter that investors are back and I'd like to know what percent of your sales are coming from investors?

Tim Eller - Centex Corporation - Chairman, CEO

Good morning, Ivy. Thank you. Good questions. So let me tackle the last, latter one first. As far as I know, very, very little of our sales are investors. Our sense is that investors are primarily in the foreclosure market, and so, which is, I guess, a good thing. And the values, as you know, in that market are quite compelling.

So the quicker that they provide some stability to that market in this stage of the cycle investor sales in the resale market might actually be okay because my sense is that they are longer-term holders than they were at the peak of the cycle. Back to your question on the tax credit. It's an interesting conundrum because, again, very few of our sales right now based on the data that we have through our mortgage operations are utilizing the federal tax credit.

You are right in the sense that a lot of buyers in California are using the California tax credit. That's really a first-come, first-served tax credit that will be available until the amount is used up which I think is getting close to now. So I don't expect that the expiration of the tax credit in November on a federal basis will have much of an impact on our sales.

What we are seeing is really first-time buyers who are seeing a historic opportunity with interest rates and affordability levels to take advantage of buying their first home. Just looking back at our sales statistics, over 50% of our sales in this last quarter were first-time buyers. About 35% or so were first-time move-up.

Operator

Our next question comes from David Goldberg, UBS.

David Goldberg - UBS - Analyst

Thanks. Good morning, everybody.

Tim Eller - Centex Corporation - Chairman, CEO

Good morning, David.

Cathy Smith - Centex Corporation - CFO

Good morning.

David Goldberg - UBS - Analyst

First question is really about an opinion on whether you think your buyers are first shopping foreclosure homes and then coming to your communities or if you think there's some clear differentiation, and especially in the first-time buyer segment, if you think entry-level buyers just say a new home buyer's a new home buyer, or do you think they shop foreclosures, maybe can't find what they want but get an idea on a price point on what they want and then come to your communities?

Tim Eller - Centex Corporation - Chairman, CEO

Well, some of both, of course, David. First of all let me start with half of our sales were to-be built homes. So it's unlikely that those buyers are actively in the foreclosure market.

That leaves the other half were inventory homes, which certainly people and buyers tend to look at the spectrum of properties available to them. But I think it continues to be compelling that buying a new home is a desirable outcome for a lot of people as opposed to a foreclosure. But there will continue to be demand for new homes, but the inventory of foreclosures does need to be cleared. We are the first to admit that.

David Goldberg - UBS - Analyst

The follow-up question is in relation to the comments on the availability of land and starting to see some parcels that are, I think you said, priced attractively, Tim. Really trying to get an idea of maybe, A, what's the magnitude of the amount of parcels that are out there that are priced attractively and the quality of the land underlying them, and if that's not significant enough to move the needle, how much do you think pricing needs to fall? And what's out there in terms of A-quality lots to make the deal sensible for you?

Tim Eller - Centex Corporation - Chairman, CEO

We are finding more, but it's still a kind of a moderate stream of opportunities, maybe even a minimal stream of opportunities at this stage. It's all dependent on the banks and the banks' willingness and ability, frankly, to put properties out to the market at a market level rate.

So first of all, I think the banks' balance sheets need to be pretty stable for them to have the confidence to do that. That seems to be happening. We are looking at more and more properties that are being offered by banks now which tends to be more and more realistic terms and prices.

So we've had some attractive acquisitions in the Carolinas and in Texas. I should note that the number of A-properties that are out there, particularly finished lots, is not that large. So those properties will probably go first and along with some of the B-properties, but the A-properties will be at a little higher price than the Bs. We are seeing opportunities in both right now. It's not a large stream. I think it will become larger through this year.

David Goldberg - UBS - Analyst

Any actual size of the deals? I mean are they big land acquisitions, big parcels or is it mostly smaller stuff from smaller privates that are leaking back onto the market?

Tim Eller - Centex Corporation - Chairman, CEO

We are seeing both. In Dallas-Fort Worth, for example, we tied up three parcels, all developed lots ranging from 50 to 150 lots. In the Coastal Carolina market, we tied up a property for a very, very small deposit that consisted of 650 lots. So we are seeing the range.

Operator

Our next question comes from Nishu Sood, Deutsche Bank.

Nishu Sood - Deutsche Bank - Analyst

Thanks. Good morning, everyone.

Tim Eller - Centex Corporation - Chairman, CEO

Nishu.

Nishu Sood - Deutsche Bank - Analyst

I want to focus in on the impairment number. Cathy, you mentioned that it's down sequentially from last quarter, but still a pretty significant number. Now fourth quarter you could safely describe it as abysmal for most people.

Now you are talking about a steadier sales pace, a healthier backlog. So I was wondering if you could focus in on some of the assumptions or maybe community-wise, region-wise what tripped in the first quarter given that things are certainly better than they were in the fourth quarter that led to such a large impairment number?

Cathy Smith - Centex Corporation - CFO

Yes, Nishu, it's the same methodology we've continued to use which is we look at what the cash flow stream is for that asset, for the life of the asset. What we saw this last quarter were, as I said, we saw a little bit of more concentration in those areas with foreclosures and price declines. So Florida and California continue.

We did see $95 million -- they were really more specific three assets of our resort properties that we still have and had to address. And other than that it was really spread. And so predominantly coastal markets, so both coasts, East and West, but it was really spread. It was just that little bit more price pressure over the life of the asset that we are experiencing and/or anticipate to experience that caused it.

Tim Eller - Centex Corporation - Chairman, CEO

And, Nishu, let me just follow on that. We do look at the outlook and the outlook did deteriorate slightly from fourth quarter calendar to first quarter calendar, at least with the economy.com, the third party we use. So that weighs into it to some extent as well.

Nishu Sood - Deutsche Bank - Analyst

Got it. Okay, great, and then the second question I wanted to ask was in terms of the severance and lease abandonment, some of the other charges that we are seeing flow through the income statement, are those charges that would have happened anyway irrespective of the merger or is there some -- or are there things going on within Centex in anticipation of the merger later this year?

Cathy Smith - Centex Corporation - CFO

No. Those are all charges that would have happened regardless. Those were all plans that we had in place as part of our continuing to structure our Company with the right sized cost structure for the volumes we are seeing. We would have seen those regardless.

Nishu Sood - Deutsche Bank - Analyst

Okay. Thanks a lot.

Operator

We'll go next to Dan Oppenheim, Credit Suisse.

Dan Oppenheim - Credit Suisse - Analyst

Great. Thanks so much. I was just wondering in terms of the comments that the orders being steady over the course of the quarter.

On your last call you talked about how December was much better than October/November and then January would be better.

How much do you think there is pent-up demand that really hit in January because normally we wouldn't expect the orders to be so steady for the three months there with January normally being weaker. Is that correct?

Tim Eller - Centex Corporation - Chairman, CEO

I think so. I think first-time buyers particularly need three things. They need a down payment. They need credit to qualify, and they need confidence. And certainly their confidence was shaken in October and November. That certainly led a lot of them to choose the sidelines.

Just as importantly though, if you recall back in October and November, credit quality became even more important than credit standards tightened particularly in FHA and Fannie Mae and Freddie Mac loans as well. We were kind of hit with a number of things in that period of time. That settled down in December. We saw it come back.

To some extent, I think, there was pent-up demand, but I think we are also just seeing the benefit of low interest rates right now as well, and buyers adjusting to the notion that their credit quality has to improve and it is, and they are saving for their down payments as the consumers' balance sheets improve.

Dan Oppenheim - Credit Suisse - Analyst

Okay. And just wanted to follow up on one of the questions related to competing with foreclosures and people looking at spec homes or to-be built homes. There was a comment that half the buyers were for to-be built homes. Now is that on new orders or is that on closings?

Tim Eller - Centex Corporation - Chairman, CEO

New orders, new gross orders.

Dan Oppenheim - Credit Suisse - Analyst

And if we were to look at it in terms of the closings, how would that look?

Tim Eller – Centex Corporation - Chairman, CEO

It would be certainly be about the same, but we don't see any difference in cancellations between to-be builts and standing inventory.

Operator

Our next question comes from Ken Zener with MacQuarie Capital.

Ken Zener - MacQuarie Capital - Analyst

Good morning.

Tim Eller - Centex Corporation - Chairman, CEO

Hi, Ken.

Ken Zener - MacQuarie Capital - Analyst

In the past, you've talked about margin spread between the canceled and backlog units being roughly 400 or 500 basis points. Is that kind of what you saw in the quarter?

Cathy Smith - Centex Corporation - CFO

Yes. Still consistent there.

Ken Zener - MacQuarie Capital - Analyst

And then is it your guys' conviction that your backlog margins would be going up into that, more that mid-teen range, is that still kind of consistent with what you are seeing in terms of your conviction that the less stacked building to a cadence that you would see that margin stability or given the price deflation that you are seeing quarter-over-quarter and the backlog, has that changed?

Tim Eller - Centex Corporation - Chairman, CEO

So absent external factors, Ken, we would expect to see our gross margins improving, and -- but so much right now is due to external factors. It's hard to sort it out. So closings that are going to occur this first fiscal quarter for us are certainly impacted by the events of back in October and November. It will take some time to see that occur, but it should occur absent the external factors.

Operator

Our next question comes from Michael Rehaut with JPMorgan.

Ray Huang - JPMorgan - Analyst

Hey, guys. This is actually Ray Huang on for Mike. Just to follow up on the comments you guys made about the to-be built homes representing about half of the gross orders. What was that number last quarter versus a year ago? And if you guys don't end up canceling, how should this impact your gross margins going forward?

Cathy Smith - Centex Corporation - CFO

Matt's going to have to help out here. Hold on.

Matt Moyer - Centex Corporation - VP of IR

Yes, that's higher than both last quarter and a year ago. A year ago, if you recall, our backlog conversion was much higher in the March quarter. We sold quite a few more specs a year ago in our March quarter, and then in December we also saw more inventory home sales as well.

Ray Huang - JPMorgan - Analyst

Very good. Do you guys have have a number of homes that are under construction, the specs and the completed specs this quarter and also what it was last quarter?

Tim Eller - Centex Corporation - Chairman, CEO

Well, specs, was about two and a half per neighborhood to a total of 1,200 roughly. That is a number that is pretty consistent right now and, frankly, a number that you'll see us most likely maintain as we just meter unsold inventory into our production process. What we are doing now is we have inventory homes that are generally at every stage of construction. We've identified targeted, unsold inventory for each neighborhood which varies by neighborhood. So very few of them are actually going to be finished.

Matt Moyer - Centex Corporation - VP of IR

Specifically, we have 1,258 total inventory units. About half are finished and total homes under construction of 4,318 including 700 models.

Operator

Our next question comes from Megan McGrath, Barclays Capital.

Megan McGrath - Barclays Capital - Analyst

Hi, good morning. I wanted to follow up on your comments around incentives in the quarter. Just curious what you needed to offer incrementally this quarter to your buyers to get them to close the deal? Is it any different or is just the actual incentives are a little bit more expensive?

Cathy Smith - Centex Corporation - CFO

As we said, we saw those go up again this quarter as we continue to see some pressures. So that was a couple hundred basis points. So I don't think I could expand on specifically where those incentives are coming from, but I did see them go up sequentially in the quarter.

Megan McGrath - Barclays Capital - Analyst

Okay. And then if you were to compare your can rate which went down pretty significantly this quarter from last quarter, I would assume but maybe this isn't right, that folks are still pretty worried about their employment situation in the first quarter. What are you hearing from your buyers that was different in 1Q versus 4Q?

Cathy Smith - Centex Corporation - CFO

Some of the what we are seeing on why our can rate is so low is we continue to pursue high quality buyers. So our can rate came down substantially, last quarter, or the December quarter was such an aberration -- I hope it was an aberration -- with everyone being so worried in October and November about the larger macroeconomic world.

Some of that settled down and we continued to pursue high quality buyers. So our can rate consistently came down through the quarter and we ended at 26% as we said.

Tim Eller - Centex Corporation - Chairman, CEO

I think, Megan, we are just seeing the power of low interest rates as well, and so customers, especially first-time buyers who are secure or feel they are secure are very active.

So certainly there's still a lot of worries out there in terms of the job markets and unemployment, but the way the news has stopped getting worse every week is kind of, not great right now which actually feels a little bit better.

Megan McGrath - Barclays Capital - Analyst

Thanks.

Operator

We'll go next to Jay McCanless, FTN Equity.

Jay McCanless - FTN Equity Capital Markets - Analyst

Hi, good morning. With the almost 85% that you showed in entry level or first-move-up construction this quarter, I wanted to see if besides California if there is some other states that you can identify where some of these programs along with the federal tax credit are coming on line?

Tim Eller - Centex Corporation - Chairman, CEO

There's been proposals in Missouri and in Georgia and one other state.

Cathy Smith - Centex Corporation - CFO

Idaho wasn't it?

Tim Eller - Centex Corporation - Chairman, CEO

Well, but we are not there. They are being discussed in a number of states right now.

Jay McCanless - FTN Equity Capital Markets - Analyst

Okay. As you try to, I guess, up that percentage from 85% to whatever the goal is, do you expect incentives that you'll have to give in first quarter, second quarter may move up from where they are now?

Tim Eller - Centex Corporation - Chairman, CEO

So much depends on the external world on that. I'd say with the interest rates today, I would suggest that we are seeing lower incentives from what they were a few months ago. But that could change fairly quickly. Right now they seem to be trending down, but that could change.

Jay McCanless - FTN Equity Capital Markets - Analyst

Okay. Great. Thank you.

Operator

Our next question comes from Alex Barron, Agency Trading Group.

Alex Barron - Agency Trading Group - Analyst

Are we okay?

Tim Eller - Centex Corporation - Chairman, CEO

Yes.

Alex Barron - Agency Trading Group - Analyst

Okay, sorry. Thank you. I wanted to ask you, did you guys give the benefit to gross margin from previous impairments?

Cathy Smith - Centex Corporation - CFO

No. We stopped doing that, gosh, I don't know, several quarters ago. It became more and more difficult to try to track.

Alex Barron - Agency Trading Group - Analyst

Then how do you go about computing the tax refund if you don't track that?

Cathy Smith - Centex Corporation - CFO

We can see what land gets transacted, closings every single quarter, so we do -- and we have a good understanding there.

But if you are asking what the benefit to gross margin is, that is more and more difficult as we [re-productize,] replan developments and sell assets.

Operator

Our next question comes from Rob Stevenson, Fox-Pitt Kelton.

Unidentified Participant - Fox-Pitt Kelton - Analyst

Hi, this is actually Nick on for Rob. A quick question on the forecast that you provided Pulte there in the S-4. You have net income forecast. Is that assuming that you utilize deferred tax assets in 2012, 2013 and pay zero taxes?

Cathy Smith - Centex Corporation - CFO

We essentially assumed that we wouldn't be a taxpayer, largely. Am I answering your question?

Unidentified Participant - Fox-Pitt Kelton - Analyst

Okay, great. Thanks. That was all I needed.

Operator

(Operator Instructions) Our next question comes from Eric Landry, Morningstar.

Eric Landry - Morningstar - Analyst

Good morning. Thanks.

Tim Eller - Centex Corporation - Chairman, CEO

Good morning.

Eric Landry - Morningstar - Analyst

Tim, I heard a competitor who's talking more about asset-light strategies than I'm used to them talking about here earlier this week, and I was hoping to get your opinion on exactly what an asset-light builder is going to look like if everyone is going to that model and secondarily who will hold all this land when everyone is asset-light?

Tim Eller - Centex Corporation - Chairman, CEO

Well, good questions, and every cycle plays out a little bit differently so I don't know who the land holders are going to be this time around. Certainly, the banks are the land holders right now to a large measure, either in REO or in work out. And historically they've held the land until they had a balance sheet that enabled them to sell, and then they sold to those who had credit to finance and buy.

So another element of your question is where is the credit going to be and where is the capital going to come from? And I can't predict that right now because I don't know, but I do know that the banks are going to have a lot of land to dispose of. There's not going to be a lot of builders remaining to build that land out.

So I think it's quite possible that a number of builders can be asset-light simply because there's going to be way more supply of land than there will be a capability to utilize that in production. So I think it's a very compatible strategy for a lot of builders.

The property I talked about in Coastal Carolinas is a large parcel of partially developed lots that are at very attractive prices, at very attractive terms that we can take down over a number of years. I just think we are going to see more and more those type of transactions.

Eric Landry - Morningstar - Analyst

At what point would you consider yourself to be asset-light? When we look at the balance sheet, was that two inventory turns a year or what? At what point do you think you'll be there?

Tim Eller - Centex Corporation - Chairman, CEO

Two to two and a half actually. In previous cycles coming out two and a half asset turns was very achievable.

Eric Landry - Morningstar - Analyst

Okay. Thanks.

Operator

Ladies and gentlemen, we have reached the end of our allotted time for questions. I will now turn the call over to Tim Eller for his closing remarks.

Tim Eller - Centex Corporation - Chairman, CEO

Thanks, Laurie, and thanks to all of you. This may be the last opportunity for me to speak to you in this forum as Chairman and CEO of Centex. So let me say that I've enjoyed our interactions over the years. I appreciate the professionalism of each and every one of you who analyzes this industry and follows Centex. You do a great job for investors. And thanks to all of you for joining us today.

Operator

This concludes Centex's fiscal year 2009 third quarter earnings conference call. Thank you for your participation.

Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements may include, but are not limited to, statements about the benefits of the proposed transaction, including future financial and operating results, and the combined company’s plans, objectives, expectations and intentions. These statements are subject to a number of risks, uncertainties and other factors that could cause our actual results, performance, prospects or opportunities, as well as those of the markets we serve or intend to serve, to differ materially from those expressed in, or implied by, these statements. You can identify these statements by the fact that they do not relate to matters of a strictly factual or historical nature and generally discuss or relate to forecasts, estimates or other expectations regarding future events. Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “may,” “can,” “could,” “might,” “will” and similar expressions identify forward-looking statements, including statements related to expected operating and performing results, planned transactions, planned objectives of management, future developments or conditions in the industries in which we participate and other trends, developments and uncertainties that may affect our business in the future.

Such risks, uncertainties and other factors include, among other things: the ability to obtain regulatory approvals of the merger on the proposed terms and schedule contemplated by the parties; the failure of Centex’s stockholders to approve the merger agreement; the failure of Pulte’s shareholders to approve either the charter amendment or the issuance of shares in the merger; the possibility that the proposed transaction does not close, including due to the failure to satisfy the closing conditions; the possibility that the expected efficiencies and cost savings of the proposed transaction will not be realized, or will not be realized within the expected time period; the risk that the Pulte and Centex businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships; interest rate changes and the availability of mortgage financing; continued volatility in, and potential further deterioration of, the debt and equity markets; competition within the industries in which Pulte and Centex operate; the availability and cost of land and raw materials used by Pulte and Centex in their homebuilding operations; the availability and cost of insurance covering risks associated with Pulte’s and Centex’s businesses; shortages and the cost of labor; adverse weather conditions which may slowdown the construction of, or damage, new homes built by Pulte or Centex; slow growth initiatives and/or local building moratoria; the ability to utilize net operating losses, built-in losses and other tax credit carryforwards; governmental regulation, including the effects from the Emergency Economic Stabilization Act, the American Recovery and Reinvestment Act and the interpretation of tax, labor and environmental laws; changes in consumer confidence and preferences; terrorist acts and other acts of war; and other factors of national, regional and global scale, including those of a political, economic, business and competitive nature. See Pulte’s and Centex’s Annual Reports on Form 10-K and Annual Reports to Stockholders for the fiscal years ended December 31, 2008 and March 31, 2008, respectively, and other public filings with the Securities and Exchange Commission (the “SEC”) for a further discussion of these and other risks and uncertainties applicable to our businesses. Neither Pulte nor Centex undertakes any duty to update any forward-looking statement whether as a result of new information, future events or changes in our respective expectations.

Additional Information

In connection with the proposed transaction Pulte has filed with the SEC a registration statement on Form S-4 that includes a preliminary joint proxy statement of Pulte and Centex that also constitutes a prospectus of Pulte. At the appropriate time, Pulte and Centex will mail the definitive joint proxy statement/prospectus to their respective shareholders. Before making any voting or investment decision, investors are urged to read the definitive joint proxy statement/prospectus when it becomes available because it will contain important information about the proposed transaction. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website at www.sec.gov, by accessing Pulte’s website at www.pulte.com under the heading “Investor Relations” and from Pulte by directing a request to Pulte Homes, Inc., 100 Bloomfield Hills Parkway Suite 300, Bloomfield Hills, Michigan 48304, Attention: Investor Relations, and by accessing Centex’s website at www.centex.com under the heading “Investors” and from Centex by directing a request to Centex Corporation Investor Relations, P.O. Box 199000, Dallas, Texas 75219-9000.

Pulte and Centex and their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Pulte’s directors and executive officers in its definitive proxy statement filed with the SEC on April 7, 2009. You can find information about Centex’s directors and executive officers in its definitive proxy statement filed with the SEC on June 6, 2008. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents from Pulte and Centex using the contact information above.